Exhibit 99.1
Shinhan Bank’s Board made a resolution to issue a Write-down Contingent Capital Securities

On October 8, 2021, the board of directors of Shinhan Bank made a resolution to issue KRW-denominated Write-down Contingent Capital Securities.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance:

Type of Securities	Write-down Contingent Capital Securities (Basel 3 Compliant Tier2 Subordinated Debt)
Total Amount of Issuance Limit	KRW 300 billion
Maturity of Securities	Within 15 years from the date of issuance
Point of Non-Viability Trigger Event

Under Article 2 of the Act on the Structural Improvement of the Financial Industry, the total amount of the contingent capital securities (including interests) will be written off without any prior consent or approval from related parties if the issuing company is designated as an insolvent financial institution.

* The details of issuance and interest rate will be delegated to the CEO of Shinhan Bank.